Exhibit 99.1

TSAKOS ENERGY NAVIGATION LIMITED

367 Syngrou Avenue

175 64 P. Faliro

Athens, Greece

April 23, 2009

Dear Shareholder:

You are cordially invited to attend the 2009 Annual Meeting of Shareholders of Tsakos Energy Navigation Limited, which will be held on Friday, May 29, 2009 at 15:00 (3:00 pm) Greek local time in our Auditorium, 367 Syngrou Avenue, P. Faliro, Athens, Greece.

The following Notice of the 2009 Annual Meeting of Shareholders and Proxy Statement describes the items to be considered by the shareholders at such meeting and contains certain information about our company and its officers and directors.

Whether or not you are able to attend the 2009 Annual Meeting in person, it is important that your shares be represented. You can vote your shares using the Internet or by completing and returning the enclosed proxy card by mail. Instructions on each of these voting methods are outlined in the enclosed Proxy Statement. Please vote as soon as possible.

We hope to see you on May 29th.

Sincerely,

D. John Stavropoulos

Chairman of the Board of Directors

TSAKOS ENERGY NAVIGATION LIMITED

367 Syngrou Avenue

175 64 P. Faliro

Athens, Greece

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To Be Held On Friday, May 29, 2009

NOTICE IS HEREBY GIVEN that the 2009 Annual Meeting of Shareholders of Tsakos Energy Navigation Limited, a Bermuda corporation, will be held at 15:00 (3:00 pm) Greek local time, Friday, May 29, 2009 in the Company’s Auditorium at 367 Syngrou Avenue, P. Faliro, Athens, Greece for the following purposes:

1.	to elect one director who was appointed as an additional director by the Board on September 26, 2008 and re-elect two directors who retire by rotation;

2.	to re-appoint Ernst & Young (Hellas), Athens, Greece who were first appointed in 2002, as auditors of the Company and to authorise the Audit Committee of the Board of Directors to set their remuneration; and

3.	to transact such other business as may properly come before the 2009 Annual Meeting.

Only holders of record of the Company’s Common Shares, par value $1.00 per share (the “Common Shares”), at the close of business on April 9, 2009 will be entitled to receive notice of, and to vote at, the 2009 Annual Meeting and at any adjournment thereof. As described in the attached Proxy Statement, the nominees for election or re-election, as the case may be, are William A. O’Neil, Richard L. Paniguian and Aristides A.N. Patrinos.

You are cordially invited to attend the 2009 Annual Meeting. Whether or not you expect to attend the 2009 Annual Meeting in person, please vote your shares using the Internet or by completing and returning by mail the enclosed proxy card, which is being solicited on behalf of the Company’s Board of Directors. The proxy card shows the form in which your Common Shares are registered. If you vote by executing the proxy card, your signature must be in the same form. Voting your shares using the Internet or by returning the proxy card does not affect your right to vote in person, should you decide to attend the 2009 Annual Meeting. We look forward to seeing you.

By Order of the Board of Directors

George V. Saroglou

Chief Operating Officer

Athens, Greece

April 23, 2009

IMPORTANT

IN ORDER TO ENSURE THAT A QUORUM WILL BE REPRESENTED AT THE ANNUAL MEETING, WE URGE SHAREHOLDERS TO VOTE AS PROMPTLY AS POSSIBLE BY COMPLETING AND RETURNING THE ENCLOSED PROXY CARD OR ON THE INTERNET. A PROMPT RESPONSE IS HELPFUL AND YOUR COOPERATION WILL BE APPRECIATED. THE RETURN OF THE ENCLOSED PROXY CARD OR VOTING ON THE INTERNET WILL NOT AFFECT YOUR RIGHT TO VOTE IN PERSON, SHOULD YOU DECIDE TO ATTEND THE ANNUAL MEETING.

TSAKOS ENERGY NAVIGATION LIMITED

367 Syngrou Avenue

175 64 P. Faliro

Athens, Greece

PROXY STATEMENT FOR THE 2009 ANNUAL MEETING OF SHAREHOLDERS

To be held on May 29, 2009

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors of Tsakos Energy Navigation Limited, a Bermuda company, for use at the 2009 Annual Meeting of Shareholders of the Company to be held at 15:00 (3:00 pm) Greek local time, Friday, May 29 2009, in the Company’s Auditorium at 367 Syngrou Avenue, P. Faliro, Athens, Greece and at any adjournments thereof. The approximate date on which this Proxy Statement and the accompanying proxy card are first being sent to the Company’s shareholders is on or about April 23, 2009.

VOTING METHODS

Shareholders of record on April 9, 2009 can vote by completing, signing, dating and returning the enclosed proxy card. Shareholders of record can also vote in person at the 2009 Annual Meeting or on the Internet.

To vote using the Internet, all shareholders of record may go to the following website address: http://www.eproxy.com/tnp. Enter the Company number and follow the instructions on your screen. If you are a street name holder (as defined below), you may vote over the Internet if your bank or broker makes that method available to you by enclosing instructions with the Proxy Statement that your bank or broker sends to you.

If your shares are registered directly in your name with the Company’s transfer agent, the Bank of New York Mellon, you are considered, with respect to those shares, the “shareholder of record.” The Proxy Statement and proxy card have been made available directly to shareholders of record by the Company.

If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the “beneficial owner” of shares held in street name (also called a “street name” holder). The proxy materials should be forwarded to you by your broker, bank or nominee who is considered, with respect to those shares, the shareholder of record. As the beneficial holder, you have the right to direct your broker, bank or nominee how to vote and are also invited to attend the 2009 Annual Meeting. However, since you are not a shareholder of record, you may not vote these shares in person at the 2009 Annual Meeting unless you bring with you a legal proxy from the shareholder of record. A legal proxy may be obtained from your broker or nominee. Your broker or nominee has enclosed a voting instruction card for you to use in directing the broker, bank or other nominee how to vote your shares.

VOTING OF PROXY, REVOCATION

A proxy that is properly executed, whether by mail or on the Internet, and not subsequently revoked will be voted in accordance with instructions contained therein. If no instructions are given with respect to the matters to be acted upon, proxies will be voted as follows: (1) for the election of Messrs. O’Neil, Paniguian and Patrinos, (2) for the appointment of Ernst & Young (Hellas), Athens, Greece as the Company’s auditors and to authorise the Audit Committee to set their remuneration, and (3) otherwise in accordance with the best judgment of the person or persons voting the proxy on any other matter properly brought before the 2009 Annual Meeting. Any shareholder who signs and returns the proxy or votes on the Internet, may revoke his, her or its proxy or change his, her or its vote at any time before it is voted at the 2009 Annual Meeting by (A) delivering written notice to the Secretary of the Company of its revocation, (B) executing and delivering to the Secretary of the Company a later dated proxy by mail, or on the Internet, or (C) by appearing in person at the 2009 Annual Meeting and voting his, her or its shares in person.

EXPENSES OF SOLICITATION

The expenses of the preparation of proxy materials and the solicitation of proxies for the 2009 Annual Meeting will be borne by the Company. In addition to solicitation by mail, proxies may be solicited in person, by telephone, telecopy, electronically, or other means, or by directors, officers and regular employees of the Company who will not receive additional compensation for such solicitations. D.F. King Co. Inc. has been engaged by the Company to assist in the solicitation of proxies for a fee of $10,000 plus their costs and expenses. Although there is no formal agreement to do so, the Company will reimburse banks, brokerage firms and other custodians, nominees and fiduciaries for reasonable expenses incurred by them in forwarding the proxy soliciting materials to the beneficial owners of the Company’s Common Shares.

VOTING SECURITIES

Holders of the Company’s Common Shares as of the close of business on April 9, 2009 will be entitled to notice of, and to vote at, the 2009 Annual Meeting or any adjournments thereof. On that date there were 36,911,692 Common Shares outstanding, the holders of which are entitled to one vote for each share registered in their names with respect to each matter to be voted on at the 2009 Annual Meeting. The presence in person or by proxy (regardless of whether the proxy has authority to vote on all matters), of two shareholders of record will constitute a quorum at the 2009 Annual Meeting.

Assuming that a quorum is present at the 2009 Annual Meeting, directors will be elected by a plurality of the votes cast at the 2009 Annual Meeting by holders of Common Shares present in person or represented by proxy. Approval of other items at the 2009 Annual Meeting requires that the number of votes cast in favour of the action exceeds the number of votes cast in opposition to the action, whether in person or by proxy. Withholding authority to vote for directors and broker non-votes will not affect the election of directors or the outcome of the vote on other proposals.

BOARD OF DIRECTORS VOTING RECOMMENDATION

The Board of Directors recommends that shareholders vote FOR Item No. 1, the election of each nominee to the Board of Directors and FOR Item No. 2, the appointment of Ernst & Young (Hellas), Athens, Greece as the Company’s auditors and to authorise the Audit Committee of the Board of Directors to set their remuneration.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL

SHAREHOLDERS MEETING TO BE HELD ON MAY 29, 2009

The notice of annual meeting of shareholders, Proxy Statement, proxy card and the Company’s 2008 Annual Report to Shareholders are available at http://www.tenn.gr. The Company’s Annual Report on Form 20-F will also be posted at that website when it is filed with the U.S. Securities and Exchange Commission (the “SEC”).

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of our outstanding Common Shares as of April 9, 2009 held by:

•	each person or entity that we know beneficially owns 5% or more of our Common Shares;

•	each of our officers, directors and director nominees; and

•	all our directors, director nominees and officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. In general, a person who has or shares voting power or investment power with respect to securities is treated as a beneficial owner of those securities. Beneficial ownership does not necessarily imply that the named person has the economic or other benefits of ownership. Under SEC rules, shares subject to options, warrants or rights currently exercisable or exercisable within 60 days are considered as beneficially owned by the person holding those options, warrants or rights. The applicable percentage of ownership of each shareholder is based on 36,911,692 Common Shares outstanding on April 9, 2009. Except as noted below, the address of all shareholders, officers, directors and director nominees identified in the table and accompanying footnotes below is in care of the Company’s principal executive offices.

Name of Beneficial Owner	Number of Shares Beneficially Owned		Percentage of Outstanding Common Shares
Tsakos Holdings Foundation(1)	10,551,588		28.6%
Sea Consolidation S.A. of Panama(2)	3,952,232		10.7%
Renaissance Technologies LLC(3)	2,334,800		6.3%
Intermed Champion S.A. of Panama(2)	241,300		*

Officers and Directors	Number of Shares Beneficially Owned		Unvested RSUs
D. John Stavropoulos(4)	236,740	*	3,000	A
Nikolas P. Tsakos(5)	72,000	*	40,000	B
Michael G. Jolliffe	20,800	*	2,000	A
George V. Saroglou	15,000	*	11,000	B
Paul Durham	27,000	*	11,000	B
Vladimir Jadro	3,000	*	3,000	B
Peter C. Nicholson	30,300	*	1,600	A
Francis T. Nusspickel	8,350	*	2,000	A
William A. O’Neil	2,400	*	1,600	A
Richard L. Paniguian	—		—
Aristides A.N.Patrinos, Ph.D.	3,800	*	1,600	A

All officers and directors as a group (11 persons) (5)	419,390	**	76,800

*	Represents less than 1% of the Common Shares outstanding.
**	Represents 1.1% of the Common Shares outstanding.

RSU Vesting Dates

A – All restricted share units (“RSUs”) granted to the independent directors vest on May 29, 2010. B – All RSUs granted to the officers vest on December 31, 2010. Although the shares for which these RSUs may be settled are not considered beneficially owned by the respective individuals, the RSUs are presented here as additional information because they represent an economic interest of the individuals in the Company’s Common Shares.

(1)	According to a Schedule 13D/A filed on January 13, 2009, the Tsakos Holdings Foundation is a Liechtenstein foundation whose beneficiaries include persons and entities affiliated with the Tsakos family, charitable institutions and other unaffiliated persons and entities. The council which controls the Tsakos Holdings Foundation consists of five members, two of whom are members of the Tsakos family. Under the rules of the SEC, beneficial ownership includes the power to directly or indirectly vote or dispose of securities or to share such power. It does not necessarily imply economic ownership of the securities. Members of the Tsakos family are among the five council members of the Tsakos Holdings Foundation and accordingly may be deemed to share voting and/or dispositive power with respect to the shares owned by the Tsakos Holdings Foundation and may be deemed the beneficial owners of such shares. The business address of the Tsakos Holdings Foundation is Heiligkreuz 6, Vaduz, Liechtenstein.

(2)	According to a Schedule 13D/A filed on January 13, 2009 by Sea Consolidation S.A. of Panama (“Sea Consolidation”), Intermed Champion S.A. of Panama (“Intermed”) and Panayotis Tsakos, Panayotis Tsakos is the controlling shareholder of each of Sea Consolidation and Intermed and may be deemed to beneficially own the Common Shares indirectly as a result of his control relationship with Sea Consolidation and Intermed. The business address of each of Sea Consolidation, Intermed and Mr. Panayotis Tsakos is 367 Syngrou Avenue, 175 64 P. Faliro, Athens, Greece.

(3)	The amount of shares is based upon a Schedule 13G/A filed with the SEC on February 13, 2009, reporting beneficial ownership as of December 31, 2008. According to the filing, each of Renaissance Technologies LLC (“Renaissance”) and James H. Simons, control person of Renaissance, has sole voting power over 2,175,124 shares, sole dispositive power over 2,313,000 shares and shared dispositive power over 21,800 shares. The business address of Renaissance and Mr. Simons is 800 Third Avenue, New York, New York 10022.

(4)	Excludes 3,000 RSUs that will vest on May 29, 2010 but includes 10,000 shares held in trust for a daughter (Mr. Stavropoulos’ spouse is trustee and has voting rights for these shares). In addition, 18,690 shares are held directly by his children. Mr. Stavropoulos has no economic interest in these 28,690 shares. Additionally, his two siblings and an in-law collectively own 8,050 shares. Mr. Stavropoulos has no economic interest in these 8,050 shares.

(5)	Does not include shares owned by the Tsakos Holdings Foundation, Sea Consolidation S.A. of Panama or Intermed Champion S.A. of Panama.

ITEM NO. 1 – ELECTION OF DIRECTORS

The Board has fixed its number at not less than five nor more than fifteen and following the 2009 Annual Meeting will consist of nine directors. Under the Company’s Bye-laws, one third (or the number nearest one third) of the Board (with the exception of any executive director) retires by rotation each year.

Mr. Paniguian who joined the Board of Directors at its September 26, 2008 meeting will stand for election together with Messrs. O’Neil and Patrinos who have been chosen by lot to retire and present themselves for re-election.

NOMINEES FOR ELECTION

Nominee	Age(1)	Position	Director Since
William A. O’Neil(3)	81	Director	2004

Richard L. Paniguian(3)	59	Director	2008

Aristides A.N. Patrinos, Ph.D(3)	61	Director	2006

DIRECTORS CONTINUING IN OFFICE

Director	Age(1)	Position	Director Since
D. John Stavropoulos(2)(3)	76	Chairman of the Board	1994

Michael G. Jolliffe(2)(3)	59	Deputy Chairman of the Board	1993

Francis T. Nusspickel(2)(3)	68	Director	2004

Peter C. Nicholson(2)(3)	75	Director	1993

George V. Saroglou	44	Vice President and Chief Operating Officer Director	2001

Nikolas P. Tsakos	45	President and Chief Executive Officer Director	1993

(1)	As of March 31, 2009
(2)	Member of Audit Committee
(3)	Member of Corporate Governance, Nominating and Compensation Committee

Nominees for Election

The Board recommends that shareholders vote FOR Item No. 1, the election of each of the following nominees to the Board of Directors.

WILLIAM A. O’NEIL, CMG

DIRECTOR

Mr. O’Neil is Secretary-General Emeritus of the International Maritime Organization, or IMO, the United Nations agency concerned with maritime safety and security and the prevention of pollution from ships. He was first elected Secretary-General of the IMO in 1990 and was re-elected four times, remaining Secretary-General until the end of 2003. Mr. O’Neil has served in various positions with the Canadian Federal Department of Transport and subsequently held senior positions during the construction and operation of the St. Lawrence Seaway Authority. He is a graduate Civil Engineer of the University of Toronto, a fellow of the Royal Academy of Engineering and the Chairman of the Advisory Board of the Panama Canal Authority.

RICHARD L. PANIGUIAN, CBE

DIRECTOR

Mr. Paniguian was appointed Head of UK Defence and Security Organisation, or DSO, in August 2008, which supports UK defence and security businesses seeking to export and develop joint ventures and partnerships overseas, as well as overseas defence and security businesses seeking to invest in the UK. Previously, Mr. Paniguian pursued a career with BP p.l.c. where he worked for 37 years. In 2001 he was appointed Group Vice President for Russia, the Caspian, Middle East and Africa, where he was responsible for developing and delivering BP’s growth strategy in these regions. He played a leading role in support of the TNK-BP joint venture; in delivering the Baku Tbilisi Ceyhan pipeline project; in driving for new gas exploration in Libya, Egypt and Oman; and in completing BP’s first oil project in Angola. In 2007 he was appointed CBE for services to business. Between 2002 and 2007 he was Chairman of the Egyptian British Business Council, and between 2000 and 2002 President of the UK Chamber of Shipping. Mr. Paniguian has a degree in Arabic and Middle East politics and an MBA.

ARISTIDES A.N. PATRINOS, PH.D

DIRECTOR

Dr. Patrinos is President of Synthetic Genomics, Inc., a privately held company dedicated to developing and commercializing clean and sustainable biofuels that alleviate our dependence on petroleum, enable carbon sequestration and reduce greenhouse gases. Dr. Patrinos joined Synthetic Genomics in February 2006 from the U.S. Department of Energy’s Office of Science. There he served from December 1988 to February 2006 as associate director of the Office of Biological and Environmental Research, overseeing the department’s research activities in human and microbial genome research, structural biology, nuclear medicine, and global environmental change. Dr. Patrinos received his undergraduate degree from the National Technical University of Athens, and a Ph.D. in mechanical engineering and astronautical sciences from Northwestern University.

Directors Continuing in Office

The following directors will continue in office:

D. JOHN STAVROPOULOS

CHAIRMAN

Mr. Stavropoulos served as Executive Vice President and Chief Credit Officer of The First National Bank of Chicago and its parent, First Chicago Corporation, before retiring in 1990 after 33 years with the bank. He chaired the bank’s Credit Strategy Committee, Country Risk Management Council and Economic Council. His memberships in professional societies have included Robert Morris Associates (national director), the Association of Reserve City Bankers and the Financial Analysts Federation. He has been elected to the board of directors of Aspis Bank in Greece and has served as its Chairman since July 2008.

MICHAEL G. JOLLIFFE

DEPUTY CHAIRMAN

Mr. Jolliffe has been Chairman of Wigham-Richardson Shipbrokers Ltd., one of the oldest established shipbroking companies in the City of London, since 1987 and Chairman of Shipping Spares Repairs and Supplies Ltd., an agency company based in Piraeus, Greece since 1976. Mr. Jolliffe is also the Joint President of Hanjin Eurobulk Ltd., a joint venture between Hanjin Shipping Co., Ltd., of Seoul, Korea and Wigham-Richardson Shipbrokers Ltd. He is also Chairman of StealthGas Inc., a shipping company whose common stock is listed on the Nasdaq Global Select Market.

PETER NICHOLSON, CBE

DIRECTOR

Mr. Nicholson is trained as a naval architect and spent the majority of his professional career with Camper & Nicholson Limited, the world-famous yacht builder. He became Managing Director of the firm and later, Chairman. He served as a non-executive director of Lloyds TSB Group Plc from 1990 to 2000 and Chairman of Carisbrooke Shipping Plc from 1990 to 1999. He was a director of various companies in the Marsh Group of insurance brokers. He has served on the boards of a variety of small companies, has been active in the administration of the United Kingdom marine industry and is a trustee of the British Marine Federation. He is a Younger Brother of Trinity House. He was Chairman of the Royal National Lifeboat Institution from 2000 to 2004.

FRANCIS T. NUSSPICKEL

DIRECTOR

Mr. Nusspickel is a retired partner of Arthur Andersen LLP with 35 years of public accounting experience. During his years with Arthur Andersen, he served as a member of their Transportation Industry Group and was worldwide Industry Head for the Ocean Shipping segment. He presently serves as a member of the Joint Trial Board of the AICPA Profession Ethics Executive Committee. Mr. Nusspickel is also a Director of Symmetry Medical Inc., a New York Stock Exchange listed medical device manufacturer.

GEORGE V. SAROGLOU

CHIEF OPERATING OFFICER

Mr. Saroglou has been Chief Operating Officer of the Company since 1996. Mr. Saroglou is a shareholder and director of Pansystems S.A., a leading Greek information technology systems integrator. He graduated from McGill University in Canada in 1987 with a Bachelors Degree in Science (Mathematics).

NIKOLAS P. TSAKOS

PRESIDENT

Mr. Tsakos has been President, Chief Executive Officer and a director of the Company since inception. Mr. Tsakos is the sole shareholder of Tsakos Energy Management Limited. Mr. Tsakos is a member of the council of the Independent Tanker Owners Association (INTERTANKO), a board member of the UK P&I Club, a board member of the Union of Greek Shipowners (UGS), a council member of the board of the Greek Shipping Co-operation Committee (GSCC) and a council member of the American Bureau of Shipping (ABS), Bureau Veritas (BV) and of the Greek Committee of Det Norske Veritas (DNV) and a board member of Bank of Cyprus. He graduated from Columbia University in New York with a degree in Economics and Political Science and obtained a Masters Degree in Shipping, Trade and Finance from the City of London University Business School.

CORPORATE OFFICERS OF THE COMPANY

The corporate officers of the Company are appointed annually by the Board and serve at the discretion of the Board. The current corporate officers of the Company, their respective ages and positions are set forth below:

Name	Age	Position
Nikolas P. Tsakos	45	President and Chief Executive Officer

George V. Saroglou	44	Vice President and Chief Operating Officer

Paul Durham	58	Chief Financial Officer

Vladimir Jadro	63	Chief Marine Officer

PAUL DURHAM

CHIEF FINANCIAL OFFICER

Mr. Durham joined the Tsakos Group in 1999 and has served as our Chief Financial Officer and Chief Accounting Officer since 2000. Mr. Durham is a United Kingdom Chartered Accountant.

VLADIMIR JADRO

CHIEF MARINE OFFICER

Mr. Jadro joined Tsakos Energy Navigation Limited in February 2006. He was appointed Chief Marine Officer of the Company in June 2006. Mr. Jadro was employed by Exxon/ExxonMobil Corp. from 1980 until 2004 in various technical and operational positions. Mr. Jadro is a member of the Society of Naval Architects and Marine Engineers (S.N.A.M.E.) and Port Engineers of New York.

CORPORATE GOVERNANCE

The Company’s business is managed under the direction of the Board, in accordance with the Companies Act of 1981 of Bermuda and the Company’s Memorandum of Association and Bye-laws. Members of the Board are kept informed of the Company’s business through: discussions with the Chairman of the Board, the President and Chief Executive Officer and other members of the Company’s management team; the review of materials provided to directors; and, participation in meetings of the Board and its committees. During the fiscal year ended December 31, 2008, the full Board held three meetings. Each director attended all of the meetings of the Board. Also, each director attended all the meetings of committees of which the director was a member.

Documents Establishing Our Corporate Governance

The Board and the Company’s management have engaged in an ongoing review of our corporate governance practices in order to oversee our compliance with the applicable corporate governance rules of the New York Stock Exchange (the “NYSE”) and the SEC.

The Company has adopted a number of key documents that are the foundation of its corporate governance, including:

•	a Code of Business Conduct and Ethics for Directors, Officers and Employees;

•	a Corporate Governance, Nominating and Compensation Committee Charter; and

•	an Audit Committee Charter.

These documents and other important information on our governance, including the Board’s Corporate Governance Guidelines, are posted in the

“Investor Relations” section of the Tsakos Energy Navigation Limited website, and may be viewed at http://www.tenn.gr. We will also provide any of these documents in hard copy upon the written request of a shareholder. Shareholders may direct their requests to the attention of Investor Relations, c/o George Saroglou or Paul Durham, Tsakos Energy Navigation Limited, 367 Syngrou Avenue, 175 64 P. Faliro, Athens, Greece.

The Board has a long-standing commitment to sound and effective corporate governance practices. The Board’s Corporate Governance Guidelines address a number of important governance issues such as:

•	Selection and monitoring of the performance of the Company’s senior management;

•	Succession planning for the Company’s senior management;

•	Qualifications for membership on the Board;

•	Functioning of the Board, including the requirement for meetings of the independent directors; and

•	Standards and procedures for determining the independence of directors.

The Board believes that the Corporate Governance Guidelines and other governance documents meet current requirements and reflect a very high standard of corporate governance.

Independence of Directors

The foundation for the Company’s corporate governance is the Board’s policy that a substantial majority of the members of the Board should be independent. With the exception of the two Executive Directors (Messrs. Tsakos and Saroglou) the Board believes that each of the other incumbent directors (Messrs. Stavropoulos, Jolliffe, Nicholson, Nusspickel, O’Neil, Paniguian and Patrinos) is independent under the standards established by the NYSE because none has a material relationship with the Company directly or indirectly or any relationship that would interfere with the exercise of their independent judgment as directors of the Company.

The Board made its determination of independence in accordance with its Corporate Governance Guidelines, which specifies standards and a process for evaluating director independence. The Guidelines provide that:

•	A director cannot be independent if he or she fails to meet the objective requirements as to “independence” under the NYSE listing standards.

•

If a director meets the objective NYSE standards, he or she will be deemed independent, absent unusual circumstances, if in the current year and the past three years the director has had no related-party transaction or relationship with the Company or an “interlocking” relationship with another entity triggering disclosure under the SEC disclosure rules.

•

If a director who meets the objective NYSE independence requirements either has had a disclosable transaction or relationship or the Corporate Governance, Nominating and Compensation Committee requests that the Board consider any other circumstances in determining the director’s independence, the Board will make a determination of the director’s independence.

To promote open discussion among the independent directors, those directors met in 2008 in three regularly scheduled executive sessions without participation of the Company’s management and will continue to do so in 2009. Mr. Nicholson currently serves as the Presiding Director for purposes of these meetings.

Committees of the Board

The Board has established an Audit Committee and a Corporate Governance, Nominating and Compensation Committee. The Board also has a Capital Markets Committee, a Risk Committee, an Operational and Environmental R&D Committee and a Chartering Committee.

Audit Committee

The members of the Audit Committee are Messrs. Jolliffe, Nicholson, Nusspickel and Stavropoulos, each of whom is an independent Director. Mr. Nusspickel is the Chairman of the Audit Committee. The Audit Committee is governed by a written charter, which is approved and adopted annually by the Board. As stated above, the Board has determined that the continuing members of the Audit Committee meet the applicable independence requirements, and that all continuing members of the Audit Committee meet the requirement of being financially literate. The Audit Committee held five meetings during the fiscal year ended December 31, 2008, three of which were in person and two via telephone conference. Mr. Nicholson did not participate in one telephone conference meeting. The Audit Committee is appointed by the Board and is responsible for, among other matters:

•	engaging the Company’s external and internal auditors;

•	approving in advance all audit and non-audit services provided by the auditors;

•	approving all fees paid to the auditors;

•	reviewing the qualification and independence of the Company’s external auditors;

•

reviewing the Company’s relationship with external auditors, including the consideration of audit fees which should be paid as well as any other fees which are payable to auditors in respect of non-audit activities, discussions with the external auditors concerning such issues as compliance with accounting standards and any proposals which the external auditors have made vis-à-vis the Company’s accounting standards;

•	overseeing the Company’s financial reporting and internal control functions;

•	overseeing the Company’s whistleblower’s process and protection; and

•	overseeing general compliance with related regulatory requirements.

The Board of Directors has determined that Messrs. Nusspickel and Stavropoulos, whose biographical details are included herein, each qualifies as an “audit committee financial expert” as defined under current SEC regulations and each is independent in accordance with the listing standards of the NYSE.

Corporate Governance, Nominating and Compensation Committee

The members of the Corporate Governance, Nominating and Compensation Committee are Messrs. Jolliffe, Nicholson, Nusspickel, O’Neil, Paniguian, Patrinos and Stavropoulos, each of whom is an independent Director. Mr. Nicholson is Chairman of the Committee. The Corporate Governance, Nominating and Compensation Committee is appointed by the Board and is responsible for:

•	assisting the Board and the Company’s management in establishing and maintaining a high standard of ethical principles;

•	ensuring appropriate independence of directors under NYSE and SEC rules;

•	identifying and nominating candidates for election to the Board and appointing the Chief Executive Officer and the Company’s senior management team;

•	designing the compensation structure for the Company and for the members of the Board and its various committees; and

•	designing and overseeing the short-term and long-term incentive compensation program of the Company.

During 2008, there were three meetings of the Corporate Governance, Nominating and Compensation Committee. Mr Paniguian who joined the Board of Directors in September of 2008 did not participate in any of the 2008 committee meetings.

How to Contact the Board and its Committees

We have established a process by which shareholders can contact our Board, including any committee of the Board or the independent members of the Board.

To contact the Board or a committee of the Board or the independent members of the Board, you may write to the following address:

TSAKOS ENERGY NAVIGATION LIMITED

c/o Chairman of the Corporate Governance, Nominating and Compensation Committee

367 Syngrou Avenue

175 64 P. Faliro

Athens, Greece

•	All concerns and complaints will be received and processed by the Company’s Chief Operating Officer and/or the Company’s Internal Auditor.

•	Priority will be assigned to communications involving an allegation of a threat to a person, property or the environment, and to on-going or time-sensitive issues.

•	If you have provided your name, or have received a control number to permit anonymous or confidential treatment, you will receive a response to your communication by telephone or in writing.

•

The Chairman of the Board or the Chairman of the Corporate Governance, Nominating and Compensation Committee will decide whether to forward your communication to other Directors, including the Executive Directors, taking into account the substance of the communication and any request that may have been made regarding such dissemination.

•

Any proposal that a shareholder intends to present at the 2010 Annual Meeting of Shareholders of the Company, including nominations to the Board, must be received by the Chairman of the Corporate Governance, Nominating and Compensation Committee at the above address no later than December 22, 2009 for inclusion in the Company’s Proxy Statement and proxy for such meeting and must be otherwise in compliance with applicable SEC regulations. If a shareholder intends to present a proposal at the 2010 Annual Meeting of Shareholders of the Company, but does not seek to have the proposal included in the Company’s Proxy Statement, for purposes of SEC regulations, notice must be received by the Company at its principal executive offices no later than March 7, 2010. Use of certified mail is suggested.

To enable directors to attend the Annual Meeting of Shareholders, the Board has established a practice of scheduling a regular Board meeting to coincide with the Annual Meeting. In 2008, all directors attended the Annual Meeting of Shareholders.

Compensation Discussion and Analysis

Board Compensation

We pay no cash compensation to our senior management or to our directors who are senior managers. Since we have no salaried executive employees, we have not included a report on executive officer compensation in this Proxy Statement. For the year ended December 31, 2008, the aggregate cash compensation of all of the members of the Board was $482,711 as per the following annual fee allocation which was approved by the shareholders of the Company on May 31, 2007:

•	Service on the Board - $45,000

•	Service on the Audit Committee - $17,500

•	Service on the Capital Markets Committee - $10,000

•	Service on the Operational and Environmental R&D Committee - $10,000

•	Service as Chairman of the Audit Committee - $20,000

•	Service as Chairman of the Capital Markets Committee - $10,000

•	Service as Chairman of the Board - $30,000

We do not provide benefits for directors upon termination of their service with us.

Management Company

Pursuant to a management agreement (the “Management Agreement”) with Tsakos Energy Management Limited, a Liberian corporation (“Tsakos Energy Management”), our operations are executed and supervised by Tsakos Energy Management, based on the strategy devised by our Board of Directors and subject to the approval of our Board of Directors. Pursuant to the Management Agreement, dated March 8, 2007, effective from January 2008, there is a prorated adjustment to the management fee if at the beginning of each year the Euro has appreciated by 10% or more against the U.S. Dollar since January 1, 2007. In addition, there is an increase each year by a percentage figure reflecting 12 month Euribor, if both parties agree. As a consequence, from January 1, 2008, monthly management fees for operating vessels were $23,000 per owned vessel and $17,000 for chartered-in vessels or for owned vessels charter out on a bare-boat basis (in 2007, $20,000 and $15,000, respectively and in 2006, $18,000 and $12,500, respectively). From January 1, 2009, monthly fees for operating vessels are

$23,700 and $17,500, respectively. Also, under the terms of the Management Agreement, Tsakos Energy Management provides supervisory services for the construction of new vessels for a monthly fee. Such monthly fees were $17,000 per vessel in 2008, $15,000 in 2007 and $12,500 in 2006 ($20,000 relating to the construction of an LNG carrier in 2007 and $18,000 in 2006). These fees in total amounted to $1.22 million, $1.83 million and $2.03 million during the years ended December 31, 2008, 2007 and 2006, respectively, and are either accounted for as part of the construction costs for delivered vessels or are included in advances for vessels under construction. Management fees (including supervisory fees for the construction of new vessels) paid to Tsakos Energy Management in 2008, 2007 and 2006 were $12.90 million, $11.30 million and $9.14 million, respectively.

Management Compensation

Our senior managers, other than Mr. Tsakos, receive salaried compensation from Tsakos Energy Management, which receives a monthly management fee from the Company pursuant to the Management Agreement to provide overall executive and commercial management of its affairs. Messrs. Tsakos, Saroglou, Durham and Jadro serve as President and Chief Executive Officer, Vice President and Chief Operating Officer, Chief Financial Officer, and Chief Marine Officer, respectively. Such individuals are employees of Tsakos Energy Management and, except for the equity compensation discussed below, are not directly compensated by the Company.

The policy of the Committee is to structure the Management Agreement and the directors’ compensation arrangements so as to enable the Company and Tsakos Energy Management to attract, motivate and retain high performance executives and ship personnel who are critical to our long-term success. The policy is designed to link compensation to success in achievement of our business plans and a number of corporate, financial and operational goals.

The Corporate Governance, Nominating and Compensation Committee has adopted a short-term performance incentive program for Tsakos Energy Management based on the return on equity (R.O.E.) measured by the book value per share at the beginning of each fiscal year and basic earnings per share for that year. U.S. GAAP accounting defines the value of the components. The award scale for 2006, ranged from R.O.E. greater than 15% corresponding to an award amount of $1.25 million up to R.O.E. greater than 25% with an award amount of $3.5 million. For 2006, an incentive award of $3.5 million was approved by the Board of Directors and was expensed and recognized in accrued liabilities in the Company’s December 31, 2006 Consolidated Balance Sheets. For 2007, Tsakos Energy Management earned an award of $4.0 million, which was distributed to the senior personnel of Tsakos Energy Management and Tsakos Shipping whose performance was critical in achieving a return of equity of 24.2%. The ultimate award of the management incentive award is always at the sole discretion of the Company’s Board of Directors.

In September 2007, the Corporate Governance, Nominating and Compensation Committee revised the incentive award scale, effective from January 1, 2008, as follows:

R.O.E.	Amount of award
15.0%	$2.50 million
17.5%	$3.25 million
20%	$4.00 million
22.5%	$4.75 million
25%	$5.50 million

For 2008, the Company achieved an R.O.E. of 23.7% and the Board of Directors, at its March 17, 2009 meeting, approved the award of $4.75 million as per the above table. In the same meeting, the Corporate Governance, Nominating and Compensation Committee, considering the current economic environment, revised the incentive award scale effective January 1, 2009 as follows:

R.O.E.	Amount of award
15.0%	$3.00 million
17.5%	$4.00 million
20%	$5.50 million
22.5%	—
25%	—

Additionally in 2009, if the R.O.E. is less than 15.0% but greater than 10.0%, then an alternative award is possible if the Company’s R.O.E. exceeds the average R.O.E. of its peers (Overseas Shipholding Group, Inc. and Teekay Corporation). In such case, the Board of Directors may elect to award a bonus of $1.5 million.

Equity Compensation Awards

The Company’s directors and senior management are also eligible to receive equity compensation awards directly from the Company under the Tsakos Energy Navigation Limited 2004 Incentive Plan (the “2004 Plan”).

The following restricted share units (“RSUs”) were granted by the Company in 2006 and 2007 under the 2004 Plan:

2006	2007
20,000(1)	580,000	(2)
	5,650	(3)

(1)    Granted to non-executive directors; vested in June 2007.

(2)    186,000 RSUs were granted to the Company’s directors, officers and crew members and 394,000 RSUs were granted to employees of related companies; 50% of these RSUs vested on December 31, 2008 and the remaining 50% will vest on December 31, 2010.

(3)    Granted to non-executive directors; 1,000 vested immediately and 4,650 vested in June 2008.

Total compensation expense recognized in 2008 amounted to $3.05 million consisting of: $1.24 million for directors, officers and crew members of the Company and $1.81 million for other recipients. In 2007, total compensation expense was $5.67 million consisting of: $1.66 million for directors, officers and crew members of the Company and $4.01 million for other recipients. In 2006, compensation expense amounted to $0.22 million relating to employees only. Of the aggregate 605,650 RSUs awarded in 2007 and 2006, 311,650 had vested and 11,000 were forfeited as of December 31, 2008. At December 31, 2008, the total compensation cost related to the non-vested RSUs not yet recognized is $1.02 million ($10.60 million at December 31, 2007) and the weighted average remaining contractual life of outstanding grants is 2.0 years.

The Corporate Governance, Nominating and Compensation Committee approved on March 17, 2009, the further grant of 110,000 RSUs to the officers of the Company and employees of related companies. These grants become effective on June 30, 2009 and will vest 50% on June 30, 2010 and 50% on December 31, 2011. Additionally, the non-executive directors (with the exception of Mr. Paniguian), will receive 11,800 RSUs at the 2009 Annual Meeting, which will vest on May 29, 2010.

REPORT OF THE CORPORATE GOVERNANCE, NOMINATING AND COMPENSATION COMMITTEE

We have reviewed the Compensation Discussion Analysis included herein and have recommended to the Board of Directors that it be included in this Proxy Statement.

THE CORPORATE GOVERNANCE, NOMINATING

AND COMPENSATION COMMITTEE

Peter C. Nicholson – Chairman

D. John Stavropoulos – Member

Michael G. Jolliffe – Member

Francis T. Nusspickel – Member

William A. O’Neil – Member

Richard L. Paniguian – Member

Aristides A.N. Patrinos – Member

REPORT OF THE AUDIT COMMITTEE

The Board has determined that each member of the Audit Committee meets the independence and financial literacy requirements set forth by the SEC and the NYSE, and that Francis T. Nusspickel and D. John Stavropoulos each qualifies as an “audit committee financial expert” as defined by the SEC.

The Audit Committee of the Board of Directors operates pursuant to a written charter. A printable version of the charter may be accessed through the Investor Relations section of the Company’s Web site at www.tenn.gr. The charter describes the Committee’s purpose, which is to assist the Board in its general oversight of: (1) the integrity of the Company’s financial statements and the Company’s financial reporting processes and systems of internal control, (2) the qualifications, independence and performance of the Company’s independent public accounting firm and the performance of the Company’s internal audit function, (3) the Company’s compliance with legal and regulatory requirements involving financial, accounting and internal control matters, (4) investigations into complaints concerning financial matters and (5) risks that may have a significant impact on the Company’s financial statements.

The Audit Committee reviews and assesses the adequacy of its charter on an annual basis. The Audit Committee last reviewed its charter in June, 2008, and at that time determined that no changes were required in light of changing business, legal or other conditions. The Audit Committee has also adopted pre-approval policies and procedures regarding the retention of the Company’s independent auditors (and certain other independent audit firms) to provide audit and non-audit services and for the retention of any firm to provide audit services.

The Company’s management is responsible for the Company’s financial reporting process, including its system of internal control over financial reporting, and for the preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States. Ernst & Young (Hellas), the Company’s independent registered public accounting firm, is responsible for expressing an opinion based on their audits of the consolidated financial statements. In accordance with its written charter, the Audit Committee assists the Board of Directors in its oversight.

Further, the Audit Committee reviews reports prepared by management on various matters including critical accounting policies and issues, material written communications between the independent auditors and management, significant changes in the Company’s selection or application of accounting principles and significant changes to internal control procedures. It is not the duty or responsibility of the Audit Committee to conduct auditing and accounting reviews or procedures.

In discharging its oversight responsibilities with respect to the audit process, the Audit Committee: (1) has received and reviewed the written disclosures and the letter from Ernst & Young (Hellas) required by applicable requirements of the Public Company Accounting Oversight Board regarding Ernst & Young’s (Hellas) communications with the Audit Committee concerning independence, and has discussed with Ernst & Young (Hellas) that firm’s independence from the Company and management; (2) discussed with Ernst & Young (Hellas) any relationships that may impact its objectivity and independence; and (3) considered whether the non-audit services provided to the Company by Ernst & Young (Hellas) are compatible with maintaining their independence. The Audit Committee also reviewed with the independent auditing firm their identification of audit risk, audit plans and audit scope, as well as all communications required by generally accepted auditing standards, including those described in Statement on Auditing Standards No. 61, as amended, “Communications with Audit Committees.”

The Audit Committee reviewed discussed with management and its independent public auditors the Company’s 2008 annual audited consolidated financial statements, including a review of the “Managements’ Discussion and Analysis of Financial Condition and Results of Operations” included in the Company’s Form 20-F for the fiscal year ended December 31, 2008, as well as the Company’s earnings press releases and information related thereto.

During fiscal year 2008, the Audit Committee held five meetings, three of which were in person. During such in person meetings, the Audit Committee met with representatives of the independent public accounting firm, both with management present and in private sessions without management present, to discuss the results of the audit and to solicit their evaluation of the Company’s accounting principles, practices and judgments applied by management and the quality and adequacy of the Company’s internal controls. At such in person meetings, the Audit Committee also met in private sessions with the Director of Internal Audit, who reports directly to the Committee, to discuss audit results for 2008 and audit plans or 2009.

As part of its oversight role and in reliance upon its reviews and discussions as outlined above, the Audit Committee reviewed and discussed with management its assessment and report on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2008, which was made using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control—Integrated Framework. The Audit Committee also reviewed and discussed with Ernst & Young (Hellas) its attestation report on internal control over financial reporting. This report is to be included in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008, which is expected to be filed with the SEC on April 30, 2009.

In performing the above described functions, the Audit Committee acts only in an oversight capacity and necessarily relies on the work and assurances of the Company’s management and independent public accounting firm, which, in their report, express an opinion on the conformity of the Company’s annual financial statements to accounting principle generally accepted in the United States.

Based upon the Audit Committee’s discussion with the Company’s management and Ernst & Young (Hellas) and the Audit Committee’s review of the annual audited consolidated financial statements, representations of the Company’s management and the report of the independent public accountants to the Audit Committee, the Audit Committee recommended to the Board, and the Board has approved, that the audited consolidated financial statements be included in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008.

The Audit Committee also approved, subject to stockholder ratification, the selection of Ernst & Young (Hellas) as the Company’s independent registered public auditor for the fiscal year 2009.

THE AUDIT COMMITTEE

Francis T. Nusspickel – Chairman

Michael G. Jolliffe – Member

Peter C. Nicholson – Member

D. John Stavropoulos – Member

Notwithstanding anything to the contrary set forth in any of our previous or future filings with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, that might “incorporate by reference” future or previous filings, including this Proxy Statement, in whole or in part, the above “Report of the Audit Committee” shall not be incorporated by reference into any such filings, nor shall it be deemed to be soliciting material or deemed filed with the SEC under the Securities Act of 1933, as amended, or under the Securities Exchange Act of 1934, as amended.

This Proxy Statement also includes references to our or the SEC’s website addresses. These website addresses are intended to provide inactive, textual references only. The information on these websites is not part of this Proxy Statement.

Independent Registered Public Accountants

The accounting firm of Ernst & Young (Hellas), Athens, Greece served as the Company’s independent registered public accountants for the years ended December 31, 2008 and December 31, 2007.

Principal Accounting Fees and Services

An aggregate amount of Euro 814,624 was billed for fiscal year 2008 relating to fees for audit and tax advisory services performed by Ernst & Young (Hellas), Athens, Greece. In 2007, fees for audit and tax advisory services were Euro 525,510. Audit fees consist of the audit of our annual financial statements, services rendered in connection with registration of securities and related comfort letters, consents related to SEC registration statements, as well as work generally only the independent auditor can reasonably be expected to provide, such as statutory audits and financial audits of subsidiaries.

The Audit Committee Charter sets forth the Company’s policy regarding retention of the independent auditors, requiring the Audit Committee to review and approve in advance the retention of the independent auditors for the performance of all audit and lawfully permitted non-audit services. The Chairman of the Audit Committee, or in the absence of the Chairman, any member of the Audit Committee designated by the Chairman, has authority to approve in advance any lawfully permitted non-audit services. The Audit Committee is authorised to establish other policies and procedures for the pre-approval of such services. Where non-audit services are approved under delegated authority, the action must be reported to the full Audit Committee at its next regularly scheduled meeting.

ITEM NO. 2 – APPOINTMENT OF AUDITORS

The Audit Committee of the Board, subject to the approval of the Company’s shareholders, as required by the Companies Act of 1981 of Bermuda, has appointed the firm of Ernst & Young (Hellas), Athens, Greece, independent certified public accountants, as auditors of the Company for the year ending December 31, 2009.

The Board, acting on the recommendation of the Audit Committee, recommends approval by the Company’s shareholders of this Item No. 2, the appointment of Ernst & Young (Hellas), Athens, Greece as auditors of the Company for the fiscal year ending December 31, 2009 and authorization of the Audit Committee to set their remuneration.

ANNUAL REPORT TO SHAREHOLDERS

The Company’s 2008 Annual Report to Shareholders, which includes its audited consolidated financial statements for the fiscal year ended December 31, 2008, accompanies this Proxy Statement. The Annual Report does not constitute a part of the proxy materials.

George V. Saroglou

Chief Operating Officer

April 23, 2009